UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): August 18, 2022

CHESAPEAKE ENERGY CORPORATION

(Exact name of Registrant as specified in its Charter)

Oklahoma	1-13726	73-1395733
(State or other jurisdiction of incorporation)	(Commission File No.)	(IRS Employer Identification No.)

6100 North Western Avenue	Oklahoma City	OK	73118
(Address of principal executive offices)			(Zip Code)

(405) 848-8000

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol	Name of each exchange on which registered
Common Stock, $0.01 par value per share	CHK	The Nasdaq Stock Market LLC
Class A Warrants to purchase Common Stock	CHKEW	The Nasdaq Stock Market LLC
Class B Warrants to purchase Common Stock	CHKEZ	The Nasdaq Stock Market LLC
Class C Warrants to purchase Common Stock	CHKEL	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01 Other Events.

On August 18, 2022, Chesapeake Energy Corporation, an Oklahoma corporation (the “Company”), issued a press release announcing that it has commenced exchange offers (each, an “Offer,” and collectively, the “Offers”) relating to its outstanding (i) Class A warrants, which warrants trade on The Nasdaq Stock Market LLC (the “NASDAQ”) under the symbol “CHKEW” (the “Class A warrants”), (ii) Class B warrants, which warrants trade on the NASDAQ under the symbol “CHKEZ” (the “Class B warrants”), and (iii) Class C warrants, which warrants trade on the NASDAQ under the symbol “CHKEL” (the “Class C warrants,” and together with the Class A warrants and the Class B warrants, the “warrants”), each to purchase shares of common stock of the Company, par value $0.01 per share (“common stock”). The warrants were originally issued by the Company upon its emergence from Chapter 11 Bankruptcy on February 9, 2021. The Company is offering to all holders of the warrants the opportunity to receive a number of shares of common stock to be determined over a ten trading day volume-weighted average trading price measurement period, in each case for warrants validly tendered and not validly withdrawn and accepted for exchange pursuant to the Offers, as further described in the Company’s Schedule TO and Prospectus/Offers to Exchange.

The offering period for each Offer will continue until 11:59 p.m. (New York time) on September 16, 2022, or such later time and date to which the Company may extend an Offer, as described in the Company’s Schedule TO and Prospectus/Offers to Exchange (each such date, the “Expiration Date”). Tendered warrants may be withdrawn by holders at any time prior to the applicable Expiration Date. The Company may extend or amend an Offer without extending or amending any other Offer. The Offers are being made pursuant to a Prospectus/Offers to Exchange dated August 18, 2022, and Schedule TO, dated August 18, 2022.

A copy of the press release is attached as Exhibit 99.1 and is incorporated by reference herein.

Item 9.01 Financial Statements and Exhibits

The following exhibits are being filed herewith:

Exhibit No.	Document Description
99.1	Press Release, dated August 18, 2022.
104	Cover Page Interactive Data File (embedded within the Inline XBRL Document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CHESAPEAKE ENERGY CORPORATION

Date: August 18, 2022

	By:	/s/ BENJAMIN R. RUSS
Benjamin R. Russ
Executive Vice President - General Counsel and Corporate Secretary